Filed pursuant to Rule 424(b)(3)

SEC Registration No. 333-139704

SUPPLEMENT NO. 5

DATED DECEMBER 17, 2008

TO THE PROSPECTUS DATED JUNE 20, 2008

OF CORNERSTONE GROWTH & INCOME REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Growth & Income REIT, Inc. dated June 20, 2008, as supplemented by prospectus supplement no. 1 dated August 5, 2008, prospectus supplement no. 2 dated August 20, 2008, prospectus supplement no. 3 dated November 19, 2008 and prospectus supplement no. 4 dated November 26, 2008.  As used herein, the terms “we,” “our” and “us” refer to Cornerstone Growth & Income REIT, Inc. and, as required by context, Cornerstone Growth & Income Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•                  the status of our initial public offering;

•                  an additional risk related to investment in our shares and an update regarding a risk related to an investment in our shares.

Status of Our Public Offering

We are offering up to 40,000,000 shares of common stock at $10 per share in our offering.  As of December 5, 2008, we had sold approximately 909,000 shares of common stock in our ongoing offering and raised gross offering proceeds of approximately $9.1 million.

A Risk to Consider Before Investing

In  addition to the risk factors previously disclosure in our prospectus and prospectus supplements, you should carefully consider the following risk factor in conjunction with the other information contained in the prospectus before purchasing our stock.

If our involvement in a November 2008 newsletter article was held to be in violation of the Securities Act of 1933, we could be subject to potential liability. Investors in this offering should rely only on the statements made in the prospectus as supplemented to date in determining whether to purchase our shares.

On November 13, 2008, a commercial real estate research service published an article on its website and in a newsletter regarding our potential acquisition of an assisted living facility in Dallas, Texas.  In addition to describing details of the proposed acquisition, the article included statements attributed to our chief executive officer regarding our current public offering.  The article was not approved for publication by our executive officers prior to its publication, nor were they aware of the publication of the article prior to December 8, 2008.  If our involvement with the article were held by a court to be in violation of Section 5 of the Securities Act of 1933, we could be required to repurchase the shares sold to those purchasing shares from us who received the article before receiving a written prospectus for a period of one year following the date of any violation determined by the court to have occurred. The repurchase price would be the original purchase price, plus statutory interest from the date of purchase.

We would contest vigorously any claim that a Section 5 violation occurred; nevertheless, we cannot assure you that a court would agree with us.  Given the largely professional and institutional subscriber-base of the newsletter, we do not expect that material investment proceeds have been raised from those who received the article or viewed it online. However, because we do not know the amount of shares purchased from us, if any, from those who received the article before receiving a prospectus, we cannot know the amount of our potential liability should a court hold that a Section 5 violation occurred. Therefore, we cannot assure you that the ultimate outcome with respect to any such Section 5 claim would not materially adversely affect our operating results, financial position or liquidity.

The following risk factor updates and replaces a risk previously disclosed in prospectus supplement no. 4 to our prospectus dated June 20, 2008:

We are dependent on our affiliated dealer manager to raise funds in this offering.  Events that prevent our dealer manager from serving in that capacity would jeopardize the success of this offering and could reduce the value of your investment.

The success of this offering depends to a large degree on the capital-raising efforts of our affiliated dealer manager.  If we were unable to raise significant capital in this offering, our general and administrative costs would be likely to continue to represent a larger portion of our revenues than would otherwise be the case, which would likely adversely affect the value of your investment.  In addition, lower offering proceeds would limit the diversification of our portfolio, which would cause the value of your investment to be more dependent on the performance of any one of our properties.  Therefore, the value of your investment could depend on the success of this offering.

We believe that it could be difficult to secure the services of another dealer manager for a public offering of our shares should our affiliated dealer manager be unable to serve in that capacity.  Therefore, any event that hinders the ability of our dealer manager to conduct the offering on our behalf would jeopardize the success of the offering and could adversely affect the value of your investment.  A number of outcomes, including the FINRA proceeding and risks discussed below, could impair our dealer manager’s ability to successfully serve in that capacity.

Our dealer manager has limited capital.  In order to conduct its operations, our dealer manager depends on transaction-based compensation that it earns in connection with offerings in which it participates.  If our dealer manager does not earn sufficient revenues from the offerings that it manages, it may not have sufficient resources to retain the personnel necessary to market and sell large amounts of shares on our behalf.  In addition, our dealer manager has also relied on equity investments from our affiliates in order to fund its operations, and our affiliates have relied on private offering proceeds in order to make such equity investments in our dealer manager.  Should our affiliates become unable or unwilling to make further equity investments in our dealer manager, our dealer manager’s operations and is ability to conduct a successful public offering for us could suffer.

Our dealer manager has been the subject of a non-public inquiry by FINRA focused on private placements conducted by our dealer manager during the period from January 1, 2004 through October 31, 2007.  FINRA recently informed our dealer manager that it has concluded its inquiry.  FINRA has verbally indicated their intention to allege that the dealer manager violated FINRA conduct rules 2210 (Communications with the Public), 3010 (Supervision) and 2110 (Standards of Commercial Honor and Principles of Trade) and has proposed significant sanctions.  It does not, however, propose to seek to limit our dealer manager from continuing to conduct its business. Our dealer manager believes that it has complied within the conduct requirements of these rules and intends to challenge these findings under FINRA’s dispute resolution protocol before an independent hearing panel.  If the hearing panel finds against the dealer manager and imposes sanctions against our dealer manager, its business could be materially adversely impacted.

Our dealer manager operates in a highly regulated area and must comply with a complex scheme of federal and state securities laws and regulations as well as the rules imposed by FINRA.  In some cases, there may not be clear authority regarding the interpretation of regulations applicable to our dealer manager.  In such an environment, the risk of sanctions by regulatory authorities is heightened.  Although these risks are also shared by other dealer managers of public offerings, the risks may be greater for our dealer manager because of the limited financial resources of our dealer manager and its affiliates.  Limited financial resources may make it more difficult for our dealer manager to endure regulatory sanctions and to continue to serve effectively as the dealer manager of this offering.  If our dealer manager cannot effectively serve as the dealer manager of this offering, this offering may be less successful and the value of your investment may be adversely affected.